UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-200371

Administradora de Fondos de Pensiones ProVida S.A.

(Exact name of registrant as specified in its charter)

Avenida Pedro de Valdivia 100

Santiago, Chile

011-562-697-0040

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without nominal (par) value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☒
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

ITEM 1.	EXCHANGE ACT REPORTING HISTORY

A. Effective as of September 1, 2015, Administradora de Fondos de Pensiones ProVida S.A. (“Old Provida”) merged with and into Administradora de Fondos de Pensiones Acquisition Co. S.A. (which was formerly known as MetLife Chile Acquisition Co. S.A., was the surviving entity of the aforementioned merger and effective as of September 1, 2015 was renamed as Administradora de Fondos de Pensiones ProVida S.A.). The renamed surviving entity is herein referred to as New Provida. New Provida became the successor issuer to Old Provida under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and succeeded to Old Provida’s reporting obligations thereunder. Pursuant to Rule 12g-3 promulgated under the Exchange Act, the common stock, without nominal (par) value, of New Provida is deemed to be registered under paragraph (g) of Section 12 of the Exchange Act. The common stock of Old Provida and the common stock of New Provida, as successor registrant to Old Provida, are herein collectively referred to as the Common Stock.

New Provida, as successor registrant to Old Provida, is filing this Form 15F pursuant to Rule 12h-6(d). Old Provida first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act in November 1994.

B. New Provida, as successor registrant to Old Provida, has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the Securities and Exchange Commission (the “SEC”) thereunder for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under Section 13(a) of the Exchange Act on Form 20-F in the 12 months preceding the filing of this Form 15F.

ITEM 2.	RECENT UNITED STATES MARKET ACTIVITY

New Provida’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on December 29, 2014 pursuant to a Form F-4 filed in connection with the aforementioned merger, which the SEC declared effective as of December 8, 2014. New Provida has not registered equity securities on a shelf or other Securities Act registration statement under which securities remain unsold.

ITEM 3.	FOREIGN LISTING AND PRIMARY TRADING MARKET

A. The primary trading market for the Common Stock is Chile, where the Common Stock trades on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange.

B. Old Provida first listed the Common Stock for trading on the Santiago Stock Exchange on June 26, 1981, the Chilean Electronic Stock Exchange on November 1, 1989 and the Valparaiso Stock Exchange on October 21, 1991. New Provida, as successor registrant to Old Provida, has maintained a listing of the Common Stock on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C. For the 12-month period from December 1, 2014 to November 30, 2015 (the “Recent 12-Month Period”), 100% of the trading volume in the Common Stock occurred in Chile.

ITEM 4.	COMPARATIVE TRADING VOLUME DATA

A. The recent 12-month period in which the average daily trading volume of the Common Stock was measured was the Recent 12-Month Period.

B. The average daily trading volume of the Common Stock in the United States during the Recent 12-Month Period was 0 shares. The average daily trading volume of the Common Stock on a worldwide basis during the Recent 12-Month Period was approximately 24,136 shares, of which approximately 4,159 shares were on-exchange transactions and approximately 19,977 shares were off-exchange transactions.

C. During the Recent 12-Month Period, the average daily trading volume of the Common Stock in the United States was 0% of the average daily trading volume of the Common Stock on a worldwide basis for the same period.

D. At the opening of business on October 3, 2014, the American Depositary Shares (“Old Provida ADSs”) representing shares of Common Stock were delisted from the New York Stock Exchange. The Old Provida ADSs were the only securities of Old Provida or New Provida ever listed on (or delisted from) a national securities exchange or inter-dealer quotation system in the United States. As of October 3, 2014, the average daily trading volume of the Common Stock, including Old Provida ADSs but excluding Common Stock and Old Provida ADSs acquired by MetLife Chile Acquisition Co. S.A. and its affiliates pursuant to a transaction agreement with, among others, Banco Bilbao Vizcaya Argentaria, S.A., dated as of February 1, 2013 (the “Transaction Agreement”), in the United States was approximately 84.95% of the average daily trading volume of the Common Stock, including Old Provida ADSs but excluding Common Stock and Old Provida ADSs acquired by MetLife Chile Acquisition Co. S.A. and its affiliates pursuant to the Transaction Agreement, on a worldwide basis for the preceding 12-month period. More than 12 months have elapsed from the date of the delisting of the Old Provida ADSs from the New York Stock Exchange.

E. On September 18, 2014, Old Provida terminated the deposit agreement among Old Provida, BNY Mellon, as depositary, and holders of Old Provida ADSs, dated as of November 22, 1994, as amended and restated as of February 7, 1996, as further amended and restated as of August 19, 1999 (the “Deposit Agreement”), governing Old Provida’s American depositary receipt program. As of September 18, 2014, the average daily trading volume of the Common Stock, including Old Provida ADSs, in the United States was approximately 81.68% of the average daily trading volume of the Common Stock, including Old Provida ADSs but excluding Common Stock and Old Provida ADSs acquired by MetLife Chile Acquisition Co. S.A. and its affiliates pursuant to the Transaction Agreement, on a worldwide basis for the preceding 12-month period. More than 12 months have elapsed from the date of the termination of the Deposit Agreement governing Old Provida’s American depositary receipt program.

F. The trading volume information used for determining whether New Provida, as successor registrant to Old Provida, meets the requirements of Rule 12h-6 under the Exchange Act was obtained from Bloomberg and Exchange Act reports.

ITEM 5.	ALTERNATIVE RECORD HOLDER INFORMATION

Not applicable.

ITEM 6.	DEBT SECURITIES

Not applicable.

ITEM 7.	NOTICE REQUIREMENT

New Provida is publishing on or before the date of filing this Form 15F a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act by means of a press release distributed through a major financial news wire service in the United States. A copy of the notice is attached as Exhibit 99.1 to this Form 15F.

ITEM 8.	PRIOR FORM 15 FILERS

Not applicable.

PART II

ITEM 9.	RULE 12g3-2(b) EXEMPTION

Not applicable.

PART III

ITEM 10.	EXHIBITS

Exhibit 99.1 Press release: A.F.P. ProVida S.A. Reports a Material Event.

ITEM 11.	UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Administradora de Fondos de Pensiones ProVida S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Administradora de Fondos de Pensiones ProVida S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Administradora de Fondos de Pensiones ProVida S.A.

Date: December 30, 2015	By:	/s/ Andrés Veszprémy
	Name:	Andrés Veszprémy
	Title:	General Counsel

Date: December 30, 2015	By:	/s/ María Paz Yañez
	Name:	María Paz Yañez
	Title:	Chief Financial Officer

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